Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF APRIL 30, 2011

Consolidated Adjusted EBITDA:

(in 000s)	LTM (i)	Q1 FY11	Q2 FY11	Q3 FY11	Q4 FY11
Net Income (Loss)	$766	$(540)	$(323)	$1,241	$388
Add Back:
Depreciation and Amortization	6,302	1,622	1,562	1,522	1,596
Income Tax Provision (Benefit)	2,895	1,064	804	1,058	(31)
Interest Charges	1,776	413	437	418	508
Non-Cash Charges	2,000	379	634	687	300
Consolidated Adjusted EBITDA	$13,739	$2,938	$3,114	$4,926	$2,761
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (ii)	$7,888
B. Consolidated Adjusted EBITDA	$13,739
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.57
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Consolidated Adjusted EBITDA
1. Consolidated Net Income	$766
2. Consolidated Interest Charges	$1,776
3. Provision for income taxes	$2,895
4. Depreciation expenses	$5,871
5. Amortization expenses	$431
6. Non-recurring non-cash reductions of Consolidated Net Loss	$2,000
7. Consolidated Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$13,739
B. Cash payments for taxes	$803
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$609
E. Current portion of other long term debt (iii)	$25
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	17.2
Minimum required	1.75x to 1
____________
Notes:
(i)    Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii)    Includes letters of credit of $2.3 million and excludes subordinated debt
(iii)    Represents current portion of other long-term debt as of April 30, 2011